Exhibit 99.1

Feldman Financial Advisors, Inc.
1001 Connecticut Avenue, NW • Suite 840
Washington, DC 20036
202-467-6862 • (Fax) 202-467-6963

Madison Bank of Maryland Forest Hill, Maryland Conversion Valuation Appraisal Update Valued as of October 15, 2014 Prepared By Feldman Financial Advisors, Inc. Washington, D.C.

Feldman Financial Advisors, Inc.
1001 Connecticut Avenue, NW • Suite 840
Washington, DC 20036
202-467-6862 • (Fax) 202-467-6963

October 15, 2014

Board of Directors

Madison Bank of Maryland

1920 Rock Spring Road

Forest Hill, Maryland 21050

Members of the Board:

Feldman Financial Advisors, Inc. (“Feldman Financial”) hereby provides an updated appraisal (“Appraisal”) of the estimated pro forma market value of Madison Bank of Maryland (“Madison” or the “Bank”) in connection with the simultaneous conversion of the Bank from the mutual to stock form of organization, the issuance of the Bank’s capital stock to MB Bancorp, Inc. (the “Company”), and the offering of shares of common stock of the Company for sale to certain depositors of the Bank, employee benefit plans of the Bank, and other members of the general public (collectively referred to herein as the “Conversion”). This Appraisal is furnished subsequent to the Bank’s release of financial data indicating significantly increased provisions for loan losses and the recordation of a valuation reserve against a portion of the deferred tax asset leading to continued losses and significant reductions in equity for the financial period ending September 30, 2014.

In preparing this Appraisal, we conducted an analysis of the Bank that included discussions with its management. In addition, where appropriate, we considered information based upon other available public sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We also reviewed conditions in the securities markets in general and the market for thrift stocks in particular. Our Appraisal is based on representations by the Bank that information contained in the offering prospectus and information furnished to us by the Bank and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements or any of the other information provided to us by the Bank or its independent auditor. Our previous Appraisal as of September 2, 2014 is incorporated and supplemented herein by reference.

Our Appraisal is not intended, and must not be construed to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because such valuations are necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Conversion will thereafter be able to sell such shares at prices related to our estimate of the Bank’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Recent Financial Performance

Table 1 summarizes the Bank’s balance sheet information as of December 31, 2013, June 30, 2014, and September 30, 2014. Table 2 summarizes the Bank’s income statement data for the nine months ended September 30, 2013 and 2014 and the years ended December 31, 2012 and 2013. Exhibits 1 and 2 present more comprehensive balance sheet and income statement data for the comparative operating periods.

Table 1

Selected Balance Sheet Data and Ratios

As of December 31, 2013, June 30, 2014, and September 30, 2014

(Dollars in Thousands)

	Sept. 30,	June 30,	Dec. 31,
	2014	2014	2013
Balance Sheet Data
Total assets	$136,116	$140,921	$144,606
Cash and cash equivalents	4,104	4,962	4,011
Investment securities	14,954	15,221	14,682
Loans receivable, net	105,742	109,004	112,828
Total deposits	100,473	103,916	107,622
Federal Home Loan Bank advances	17,750	17,750	17,750
Total equity	17,348	18,609	18,502

Capital Ratios
Total equity / total assets	12.75%	13.21%	12.79%
Tangible equity / tangible assets	12.75%	13.21%	12.79%
Tier 1 capital ratio	12.73%	12.99%	12.58%
Tier 1 risk-based capital ratio	21.82%	22.17%	21.52%
Total risk-based capital ratio	23.08%	23.43%	22.78%

Asset Quality Ratios
Non-performing loans / total loans	8.57%	9.58%	8.58%
Non-performing assets / total assets	7.23%	8.05%	7.27%
Allowance for loan losses / non-perf. loans	19.07%	15.20%	18.04%
Allowance for loan losses / total loans	1.63%	1.46%	1.55%

Source: Madison Bank of Maryland

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Madison’s assets totaled $136.1 million at September 30, 2014, representing a decrease of $4.8 million or 3.4% from total assets of $140.9 million at June 30, 2014. The decrease during the third quarter of 2014 was due mainly to the continued shrinkage of the loan portfolio, as loan originations remained weak. The loan portfolio decreased from $109.0 million at June 30, 2014 to $105.7 million at September 30, 2014, a decrease of $3.3 million or 3.0% as a result of continued weak loan demand in the Bank's market area. Cash and cash equivalents and investment securities also experienced decreases during the quarter.

Since December 31, 2013, total assets have decreased $8.5 million or 5.9%, loans have decreased $7.1 million or 6.2% from the prolonged weak loan demand and deposits have reduced $7.1 million or 6.6%.

As of September 30, 2014, non-performing assets, inclusive of performing troubled debt restructurings, totaled $9.8 million or 7.23% of total assets as compared to $11.3 million or 8.05% of total assets at June 30, 2014 and $10.5 million or 7.27% of total assets at December 30, 2013. During the quarter ended September 30, 2014, Madison obtained new appraisals on several of the land loans located on the Eastern Shore of Maryland, one strip center property was contracted for sale at a loss and Madison determined that charge-offs related to these loans were necessary. As such, the Bank charged off approximately $673,000 during the quarter.

Similar to the decrease in assets, Madison’s deposits have continued to decline. Deposits decreased from $103.9 million at June 30, 2014 to $100.5 million at September 30, 2014, a decrease of $3.4 million or 3.3% during the quarter. Overall, deposits have declined by $7.1 million or 6.6% since December 31, 2013. The decrease in deposit balances was primarily attributable to the run-off of maturing certificates of deposits. The Bank’s outstanding amount borrowed from the Federal Home Loan Bank remained constant at $17.8 million.

Madison’s total equity declined from $18.5 million at December 31, 2013 to $17.4 million at September 30, 2014. The $1.2 million or 6.2% decrease in total equity was attributable to the net loss of $1.2 million sustained by the Bank largely as a result of significant increases in the provision for loan losses for the nine month period ended September 30, 2014 and the recording of a valuation allowance approximating $650,000 against the Bank's deferred tax asset. The Bank’s ratio of total equity to total assets decreased from 13.21% at June 30, 2014 and 12.75% at September 30, 2014.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Table 2

Income Statement Summary and Ratios

For the Nine Months Ended September 30, 2013 and 2014

And for the Years Ended December 31, 2012 and 2013

(Dollars in Thousands)

	For the Nine Months Ended		For the Year Ended
	September 30,		December 31,
	2014	2013	2013	2012
Summary Income Statement:
Total interest income	$3,844	$4,086	$5,360	$5,839
Total interest expense	1,012	1,165	1,523	1,819
Net interest income	2,832	2,921	3,837	4,020
Provision for loan losses	810	73	884	376
Net interest income after provision	2,022	2,848	2,953	3,644
Total non-interest income	233	172	245	191
Total non-interest expense	3,054	3,454	4,625	4,136
Income (loss) before income taxes	(799)	(434)	(1,427)	(301)
Income tax expense (benefit)	363	(147)	(500)	(139)
Net income (loss)	$(1,162)	$(287)	$(926)	$(161)

Performance Ratios (1):
Net interest income/average assets	2.69%	2.58%	2.57%	2.66%
Return on average assets	-1.09%	-0.25%	-0.62%	-0.11%
Return on average equity	-8.40%	-1.97%	-4.81%	-0.82%
Net interest spread	2.79%	2.69%	2.67%	2.77%
Net interest margin	2.87%	2.77%	2.74%	2.87%
Non-interest expense/average assets	2.88%	3.04%	3.09%	2.74%

 (1) Ratios annualized for the nine month periods.

Madison reported a net loss of $1.2 million for the nine months ended September 30, 2014, as compared to a loss of $287,000 for the nine months ended September 30, 2013. The operating deficit for the recent period was mainly due to a valuation allowance recorded against the deferred tax asset approximating $650,000 and an elevated provision for loan losses totaling $810,000, as compared to $73,000 for the same period in 2013. As stated in our appraisal as of September 2, 2014, Madison was undergoing an independent third party review of the loan portfolio. In connection with the completion of the loan review which occurred subsequent to our original Appraisal of September 2, 2014, the Bank increased the provision by $250,000 and further increased the provision to account to replace charged-off loan amounts on certain classified assets.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Net interest income decreased by $89,000 or 3.0% from $2.9 million for the nine month period ended September 30, 2013 to $2.8 million for the nine month period ended September 30, 2014. The decrease in net interest income was primarily attributable to a decrease in interest income of approximately $242,000 offset by a decrease in interest expense of $153,000 as a result of the decreased amounts of earning assets and costing liabilities. The Bank's net interest margin expanded from 2.77% for the nine month period ended September 30, 2013 to 2.87% for the nine month period ended September 30, 2014. The yield on interest earning assets increased by two basis points while the cost of interest bearing liabilities declined by eight basis points.

The Bank’s provision for loan losses increased to $810,000 for the nine months ended September 30, 2014, compared to a provision of $73,000 for the nine months ended September 30, 2013. As of September 30, 2014, the allowance for loan losses was $1.8 million or 1.63% of the total loan portfolio, compared to $1.6 million or 1.46% of the total loan portfolio at June 30, 2014 and $1.8 million or 1.55% of total loans at December 31, 2013. As a percentage of non-performing loans, inclusive of performing troubled debt restructurings, the loss reserve amounted to 19.07% at September 30, 2014 as compared to 15.28% at June 30, 2014 and 18.04% at December 31, 2013. Non-performing assets, inclusive of performing troubled debt restructurings totaling $5.1 million, amounted to $9.8 million at September 30, 2014 or 7.23% of total assets. As of June 30, 2014, non-performing assets totaled $11.3 million and at December 31, 2013 non-performing assets were $10.5 million. Net loan charge-offs (on an annualized basis) amounted to 0.75% of average loans outstanding during the nine months ended September 30, 2014, compared to 0.07% during the nine month period ended September 30, 2013 and 0.61% for the year ended December 31, 2013.

Madison’s total non-interest income increased by $61,000 or 35.5%, from $172,000 for the nine months ended September 30, 2013 to $233,000 for the nine months ended September 30, 2014. The increase primarily reflected an increase of $142,000 in gains on sale of other real estate owned, offset somewhat by a decrease of $46,000 in the increase in cash surrender value of life insurance.

The Bank’s total non-interest expenses decreased by $400,000 or 11.6% from $3.4 million for the nine months ended September 30, 2013 to $3.0 million for the nine months ended September 30, 2014. Salaries and employee benefits expense decreased by approximately $120,000 in the nine month period ended September 30, 2014 as compared to the 2013 nine month period. The other major area of expense decreases related to the provision for losses on other real estate owned. These provisions decreased from $415,000 for the nine month period ended September 30, 2013 to $108,000 for the nine month period ended September 30, 2014, a decrease of $307,000. All other areas of operating expenses remained fairly consistent over the periods measured.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Comparative Group: Recent Financial Comparisons

Exhibits 3 through 7 summarize recent financial comparisons of Madison with the Comparative Group for the most recent last twelve month (“LTM”) period. Madison has reported financial results for the period ended September 30, 2014, however, none of the Comparative Group companies have yet reported data for the period ended September 30, 2014 and, as such, data as of or for the last twelve month period ended June 30, 2014 was utilized. Similar to the peer group analysis conducted in our original Appraisal, the Bank continues to be characterized by lower profitability and weaker financial condition. The earnings disadvantage experienced by the Bank widened significantly due to the impact of losses related to increased loan loss provisions and valuation reserves on deferred tax assets in the recent quarter. The Bank’s ROA measured negative 1.26% for the LTM period ended September 30, 2014, as compared to negative 0.60% for the LTM period ended June 30, 2014. The Comparative Group’s average ROA was 0.17%, while the median ROA was 0.22%.

The Bank’s profitability continues to be hampered by a narrow net interest margin resulting from high levels of non-performing assets and high cost of funds. Madison’s net interest margin of 2.87% trailed the Comparative Group’s average and median of 3.27% and 3.55%, respectively. As a result of the elevated provision for loan losses in the quarter ended September 30, 2014, the Bank’s level of loan loss provision measured 1.13% of average assets for the LTM ended September 30, 2014, surpassing the Comparative Group’s average and median of 0.16%. The Bank’s non-performing assets ratio remained significantly above the Comparative Group. Madison’s ratio of non-performing assets to total assets at September 30, 2014 was 7.23% versus the Comparative Group’s average and median of 1.64% and 1.35%, respectively. While improved slightly from the quarter ended June 30, 2014, the Bank’s reserve coverage as a percent of non-performing assets continues to significantly trail the Comparative Group average and median.

The Bank’s earnings outlook remains further constrained by Madison’s continued balance sheet contraction, which management expects to continue. As stated previously, loans and deposits decreased by $3.3 million and $3.4 million, respectively during the quarter ended September 30, 2014. Over the LTM period, total loans decreased by 10.0% and total deposits declined by 11.6% as compared to median growth rates of the Comparative Group in loans and deposits of 11.4% and 2.4%, respectively.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Comparative Group: Recent Stock Price Performance

Since our prior Appraisal as of September 2, 2014, market prices of thrift stocks generally moved downward with increasing volatility due to market uncertainty regarding how a global economic slowdown might impact the fragile domestic economic recovery and geopolitical unrest in the Middle East, Russia and Ukraine. After nearly four weeks of weekly decreases in the S&P 500 Index, on October 15, 2014, after five days of losses, the Dow Jones Industrial Index fell 173.45 points and experienced volatile swings up and down of more than 500 points during the trading day. While the banking sector appeared to be improving with the expectation of increased interest rates, recent stock market fears have sent interest rates falling and margin compression fears have exacerbated as bankers fear that they would have to wait longer than expected for interest rates to increase. Mortgage interest rates often follow the 10-year Treasury note which closed with a yield of 2.13% on October 15, 2014 and during the day the yield fell below 2.00%, down from 2.34% a week earlier.

On the volatile October 15, 2014 trading day, bank stocks were generally hit harder than the overall stock market as the KBW Bank Index fell by 3.34% in the one trading day. Exhibit 8 summarizes the net change of the Comparative Group’s stock prices and selected market indexes between September 2, 2014 and October 15, 2014. The SNL All OTCBB/Pink Thrift Index was up 5.4% over this period and the SNL Thrift < $500 million in assets increased nominally by 0.1%. In comparison, the SNL All Public Thrift index which is market weighted and therefore influenced by larger capitalization issues, decreased 5.5% and the S&P 500 Stock index was down 7.0%. The SNL Mid-Atlantic Thrift index was also below its level at September 2, 2014, declining by 6.9% over the month and a half time period. The Dow Jones Industrials Average has recently exhibited significant volatility and declined from 17,067 at September 2, 2014 to 16,142 as of October 15, 2014 or a decrease of 5.4%.

The Comparative Group posted a median price increase of 0.5% and an average price change of negative 0.2% over the one and a half month period from September 2, 2014 to October 15, 2014. Six of the ten members of the Comparative Group recorded net positive gains, while three companies declined in price and one exhibited no price change. The median price-to-book (“P/B”) and price-to-tangible book (“P/TB”) ratios for the Comparative Group were 88.9% and 90.3%, respectively as of October 15, 2014, as compared to 87.4% and 89.0%, respectively at September 2, 2014. The median price-to-earnings (“P/E”) and price-to-core earnings ratios for the Comparative Group remained at distortedly high ratios due to the overwhelming number of companies in the Comparative Group reporting negative to very low earnings.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Recent Thrift Conversion Activity

Exhibit 9 provides a summary of standard conversion stock offerings completed from January 1, 2012 to October 15, 2014. As shown in Exhibit 9, the median pro forma price-to-book and price-to-tangible book ratios were 61.1% for these 17 conversion offerings. The median price-to-book and price-to-tangible book ratios were 63.0% for the seven conversion offerings trading on the OTCBB/Pink Sheets. Since our prior Appraisal, two standard conversion offerings were completed and are summarized below.

Pilgrim Bancshares, Inc. (Cohasset, Massachusetts) completed its conversion offering on October 13, 2014 at a pro forma price-to-book ratio of 73.3%, and its stock price closed up 11.5% at the end of first day of trading from the initial public offering (“IPO”) price of $10.00. The stock is traded on the OTCBB/Pink Sheets. Pilgrim Bancshares raised gross proceeds of $21.8 million and had total assets of $166.3 million, a pre-conversion equity-to-assets ratio of 7.78%, and recorded net income approximating 0.36% of average assets for the six months ended June 30, 2014. The amount sold to close the transaction in the subscription and community offering was at the adjusted maximum of the offering range. As of October 15, 2014, Pilgrim Bancshares closed at a market price of $10.80, or up 8.0% from its IPO price.

Entegra Financial Corp. (Macon, North Carolina) completed its conversion offering on October 1, 2014 at a pro forma price-to-book ratio of 66.5%, and its stock price closed up approximately 32.8% at the end of first day of trading from the IPO price of $10.00. The stock is traded on NASDAQ. Entegra Financial raised gross proceeds of $65.5 million and had total assets of $820.3 million, a pre-conversion equity-to-assets ratio of 4.81%, and recorded earnings approximating 0.64% of average assets for the six months ended June 30, 2014. The amount sold to close the transaction in the subscription and community offering was at the adjusted maximum of the offering range. As of October 15, 2014, Entegra Financial closed at a market price of $13.00, or up 30.0% from its IPO price.

As referenced in our September 2, 2014 Appraisal, we reviewed and noted the price/book ratios of four recently converted OTCBB thrift institutions. Home Bancorp Wisconsin, Edgewater Bancorp, Quarry City Savings and Sunnyside Bancorp were valued on a trading basis at 57.4%, 51.4%, 56.1% and 64.5% of book value, respectively. Since September 2, 2014, three of the four issues have traded lower and the price/book ratios at October 15, 2014 approximate 56.1%, 49.8%, 56.6% and 63.3%, respectively.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Valuation Review and Analysis

Since our prior Appraisal, there have been significant changes in the Bank’s financial condition and operating performance and changes in the financial markets. The Bank incurred substantially increased provisions for loan losses and recorded a valuation reserve against a portion of the deferred tax asset resulting in increased operating losses and reductions in retained earnings. After considering the reserves on deferred tax assets, Madison had a net deferred tax asset approximating $1.1 million at September 30, 2014 as compared to $1.4 million at June 30, 2014. The Bank’s LTM earnings remained in a negative position. Madison charged off portions of certain land loans on Maryland’s Eastern Shore due to lower appraised values and provided loss provisions to maintain the allowance for loan losses at acceptable levels. The Bank also increased the loss reserve by $250,000 in connection with an independent third party review of the loan portfolio and adequacy of loan loss reserves.

Madison’s balance sheet has continued to contract and, in conjunction with low net interest margins, net losses remain an issue of concern for the foreseeable future. Further, should the pace of the resolution of non-performing assets be slower than the balance sheet shrinkage, non-performing assets will increase as a percentage of total assets and total loans. Additionally, should net losses continue, there remains the possibility that Madison would require additional reserves against its deferred tax asset in the future.

In reflection of the Bank’s credit risk exposure, Madison has increased its loan loss reserve position in the most recent quarter by $250,000 based on the results of the third party loan review. Madison also charged off approximately $673,000 of loans due to lower recent property appraisals and increased loan loss provisions to account for the reductions from the charge-offs. From June 30, 2014 to September 30, 2014, the Bank increased the ratio of loan loss reserves as a percentage of total loans from 1.46% at June 30, 2014 to 1.63% at September 30, 2014. As a percentage of non-performing loans, the loan loss reserve increased from 15.20% at June 30, 2014 to 19.07% at September 30, 2014.

Since our valuation as of September 2, 2014, market volatility has increased and the stock market performance of the thrift industry has declined. Although the Comparative Group and smaller capitalization thrift stocks have not exhibited decreased performance since September 2, 2014, given the increased volatility and market weakness, it is our opinion that the market conditions make it more difficult to bring a new issue to market, in particular an issue with weak financial condition and earnings prospects.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

We have also reviewed unemployment data for the United States, Maryland, the Baltimore MSA and Baltimore and Harford Counties released since our Appraisal of September 2, 2014. Unemployment figures improved marginally for the United States, with unemployment decreasing from 6.2% in July 2014 to 6.1% in August 2014 while unemployment data for the state of Maryland, the Baltimore MSA and Baltimore County worsened. Unemployment rates increased to 6.6%, 7.0% and 6.8% for the state of Maryland, the Baltimore MSA and Baltimore County, respectively in August 2014.

Therefore, based on our review of the recent financial results of Madison, recent stock market conditions and demographic data, it is our opinion that the pro forma appraised value of Madison should be reduced to $16.0 million at the midpoint of the valuation range, a decrease of 11.1% from our valuation as of September 2, 2014. Exhibit 10 compares the pro forma valuation ratios of Bank, based on the assumptions and pro forma calculations in Exhibits 11 through 14, to the trading market valuation ratios of the Comparative Group.

The revised valuation range reflects a minimum of $13.6 million, a midpoint of $16.0 million, a maximum of $18.4 million and an adjusted maximum of 15.0% above the maximum value of the range approximating $21.2 million.

The revised midpoint of $16.0 million represents a 11.1% decrease from the prior midpoint of $18.0 million as established in the prior Appraisal and results in a P/B and P/TB ratio of 52.7% as compared to the midpoint P/B ratio of 53.9% at September 2, 2014. The minimum of the valuation range provides a P/B and P/TB ratio of 48.1% and at the maximum of the valuation range the P/B and P/TB ratios are 56.6% The adjusted maximum provides a P/B and P/TB ratio of 60.6%. At the adjusted maximum of the valuation range, the valuation represents a 31.8% discount to the Comparative Group median P/B and a 32.9% discount to the Comparative Group median P/TB.

Throughout the range of pro forma market value, Madison’s pro forma LTM and core price-to-earnings (“P/E”) ratio is negative and considered not meaningful (“NM”).

The Bank’s pro forma price-to-assets (“P/A”) ratio at the midpoint of the valuation range of $16.0 million measures 10.7%, reflecting a discount to the Comparative Group’s median P/A of 13.6% and average P/A of 12.4%. The Company’s pro forma total equity to assets ratio at the pro forma midpoint value is 20.37%, which is higher than the Comparative Group’s median total equity to assets ratio of 14.55% and average ratio of 14.35%.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

October 15, 2014

Valuation Conclusion

It is our opinion that upon reviewing the results of the Bank’s recent financial performance and current stock market conditions, the aggregate estimated pro forma market value of Madison Bank of Maryland as of October 15, 2014 is $16.0 million at the midpoint of the valuation range.

Sincerely,

Feldman Financial Advisors, Inc.

/s/ Trent R. Feldman
Trent R. Feldman
President

/s/ Michael S. Green
Michael S. Green
Principal

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 1

Balance Sheets

As of December 31, 2012 and 2013 and September 30, 2014

(Dollars in Thousands)

	September 30,	December 31,
	2014	2013	2012

Assets:
Cash and due from banks	$3,029	$2,277	$2,986
Interest-bearing deposits at banks	1,075	1,734	2,514
Cash and cash equivalents	4,104	4,011	5,500

Other interest-bearing deposits at banks	2,535	3,536	5,478
Investment securities available for sale	564	488	698
Investment securities held to maturity	14,390	14,193	13,175
Loans receivable (net)	105,742	112,828	118,604
Ground rents (net)	702	717	741
Real estate owned and held for sale	410	895	1,264
Premises and equipment	3,930	4,024	4,681
Federal Home Loan Bank stock	929	984	762
Deferred income taxes	1,051	1,437	940
Bank owned life insurance	800	797	964
Other assets	959	695	1,571
Total Assets	$136,116	$144,606	$154,378

Liabilities and Equity
Liabilities:
Deposits	$100,473	$107,622	$122,289
Federal Home Loan Bank advances	17,750	17,750	12,000
Other liabilities	545	731	646
Total liabilities	118,768	126,104	134,935

Retained Earnings:
Retained earnings	17,332	18,494	19,420
Accumulated other comprehensive income	16	7	23
Total equity	17,348	18,502	19,444

Total Liabilities and Equity	$136,116	$144,606	$154,378

Source: Madison Bank of Maryland, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 2

Income Statements

For the Years Ended December 31, 2012 and 2013

And For the Nine Month Periods Ended September 30, 2013 and 2014

(Dollars in Thousands)

	Nine Months Ended		Year Ended December 31,
	9/30/14	9/30/13	2013	2012

Interest Income
Loans receivable	$3,431	$3,694	$4,833	$5,260
Federal funds & other investments	30	43	54	56
Investment securities	383	349	473	522
Total Interest Income	3,844	4,086	5,360	5,839

Interest Expense
Deposits	622	784	1,012	1,311
Borrowed funds	390	381	511	508
Total Interest Expense	1,012	1,165	1,523	1,819

Net Interest Income	2,832	2,921	3,837	4,020

Provision for Losses on Loans	810	73	884	376

Net Interest Income After Provision	2,022	2,848	2,954	3,645

Non-Interest Income
Service charges on deposit accounts	10	11	15	16
Fees and charges on loans	37	32	40	46
Increase in cash surrender value of BOLI	3	49	97	61
Net gain on sale of securities	-	-	-	2
Loss on disposal of equipment	-	-	(1)	(18)
Ground rent fees	33	31	40	42
Net gain (loss) on sale of foreclosed real estate	132	15	13	(14)
Other	18	34	41	58
Total Non-Interest Income	233	172	245	191

Non-Interest Expenses
Compensation and employee benefits	1,668	1,788	2,416	2,342
Occupancy and equipment	390	386	512	536
Legal and professional fees	130	135	176	182
Data processing & other outside services	180	177	241	243
FDIC insurance premiums	90	97	128	124
Advertising and marketing	58	65	77	176
Provision for loss on other real estate owned	108	415	528	45
Provision for loss on ground rents	11	15	20	5
Other	419	376	528	482
Total Non-Interest Expenses	3,054	3,454	4,625	4,136

Income Before Income Taxes	(799)	(434)	(1,426)	(300)

Income Taxes	363	(147)	(500)	(139)

Net Income	$(1,162)	$(287)	$(926)	$(161)

Source: Madison Bank of Maryland, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 3
General Financial Performance Ratios
As of or For the Last Twelve Months Ended June 30, 2014

			Total	Tang.	Net
	Total	Total	Equity/	Equity/	Interest	Effcy.	LTM	LTM	Core	Core
	Assets	Deposits	Assets	Assets	Margin	Ratio	ROA	ROE	ROA	ROE
	($000s)	($000s)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Madison Bank of Maryland (1)	136,116	100,473	12.75	12.75	2.87	107.66	(1.26)	(9.77)	(1.22)	(9.45)

Comparative Group Average	324,572	229,557	14.35	14.22	3.27	85.43	0.17	1.29	0.20	1.47
Comparative Group Median	305,352	208,741	14.55	14.36	3.55	82.65	0.22	1.61	0.31	1.97

All Public Thrift Average	3,027,375	2,030,806	13.10	12.49	3.24	75.23	0.56	4.64	0.58	4.65
All Public Thrift Median	1,013,305	712,576	12.42	11.23	3.26	74.56	0.59	4.66	0.61	4.69

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	425,276	351,323	15.42	15.42	3.54	75.85	0.42	2.49	0.42	2.49
Anchor Bancorp	389,128	311,034	13.79	13.79	3.82	93.96	0.10	0.83	0.10	0.82
First Federal of Northern Michigan Bancorp, Inc.	219,790	168,999	10.99	10.99	3.61	91.26	0.14	1.30	0.19	1.69
Georgetown Bancorp, Inc.	264,576	180,464	11.23	11.23	3.83	79.20	0.40	3.52	0.40	3.52
Hamilton Bancorp, Inc.	300,764	238,755	19.87	19.11	2.86	102.48	(0.46)	(2.23)	(0.49)	(2.38)
Poage Bankshares, Inc.	429,526	325,079	15.43	14.93	3.73	84.59	0.10	0.54	0.36	2.02
Polonia Bancorp, Inc.	299,266	196,246	13.15	13.15	2.94	98.35	(0.07)	(0.53)	(0.07)	(0.53)
State Investors Bancorp, Inc.	269,694	160,571	15.31	15.31	3.29	80.71	0.31	1.91	0.31	1.91
Wolverine Bancorp, Inc.	337,761	221,235	18.02	18.02	3.56	74.56	0.45	2.24	0.45	2.24
WVS Financial Corp.	309,940	141,859	10.26	10.26	1.50	73.29	0.30	2.87	0.31	2.91

(1) Financial data as of or for the last twelve months ended September 30, 2014.

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 4
Income and Expense Analysis
For the Last Twelve Months Ended June 30, 2014

	As a Percent of Average Assets
			Net	Other	Gains &	Loan	Gen. &	Amort.		Pretax
	Interest	Interest	Interest	Oper.	Non-rec.	Loss	Admin.	of	Non-rec.	Core
	Income	Expense	Income	Income	Income	Prov.	Expense	Intang,	Expense	Earnings

Madison Bank of Maryland (1)	3.58	0.96	2.62	0.12	0.09	1.13	2.80	0.00	0.15	(1.19)

Comparative Group Average	3.80	0.71	3.09	0.53	0.01	0.16	3.17	0.01	0.05	0.29
Comparative Group Median	4.00	0.59	3.35	0.43	0.00	0.16	3.22	0.00	0.00	0.50

All Public Thrift Average	3.67	0.66	3.03	0.89	0.04	0.13	3.03	0.01	0.06	0.75
All Public Thrift Median	3.61	0.63	3.05	0.57	0.01	0.07	2.90	0.00	0.00	0.65

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	3.89	0.53	3.37	0.18	0.00	0.20	2.69	0.00	0.00	0.66
Anchor Bancorp	4.40	0.91	3.49	1.01	0.00	0.00	4.39	0.00	(0.00)	0.10
First Federal of Northern Michigan Bancorp, Inc.	3.84	0.49	3.34	0.72	0.00	0.15	3.71	0.05	0.02	0.16
Georgetown Bancorp, Inc.	4.19	0.51	3.70	0.45	0.00	0.21	3.29	0.00	0.00	0.64
Hamilton Bancorp, Inc.	3.24	0.59	2.65	0.25	0.06	0.61	3.15	0.01	0.00	(0.87)
Poage Bankshares, Inc.	4.11	0.59	3.52	0.47	0.10	0.00	3.42	0.00	0.50	0.57
Polonia Bancorp, Inc.	3.82	1.02	2.80	1.58	0.00	0.17	4.30	0.00	0.00	(0.10)
State Investors Bancorp, Inc.	4.10	1.00	3.11	0.09	0.00	0.06	2.60	0.00	0.00	0.54
Wolverine Bancorp, Inc.	4.50	1.02	3.48	0.41	0.00	0.21	2.97	0.00	0.00	0.71
WVS Financial Corp.	1.91	0.44	1.46	0.18	(0.01)	(0.02)	1.20	0.00	0.00	0.46

(1) Financial data as of or for the last twelve months ended September 30, 2014.

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 5
Yield-Cost Structure and Growth Rates
For the Last Twelve Months Ended June 30, 2014

	Avg.	Avg.	Avg. Net
	Int. Earn.	Int.-Bear.	Earning	Avg.	Yield on	Cost of	Net	Asset	Loan	Deposit
	Assets/	Liabs./	Assets/	Equity/	Int.-Earn.	Int-Bear.	Interest	Growth	Growth	Growth
	Assets *	Assets *	Assets *	Assets	Assets *	Liabs. *	Spread *	Rate	Rate	Rate

Madison Bank of Maryland (1)	96.55	89.45	7.10	13.55	3.90	1.11	2.79	(8.74)	(9.96)	(11.62)

Comparative Group Average	88.25	73.32	14.93	14.42	4.02	0.87	3.15	7.64	13.24	9.99
Comparative Group Median	90.72	76.85	14.33	13.73	4.17	0.76	3.35	7.87	11.35	2.39

All Public Thrift Average	89.48	73.56	15.93	12.55	3.94	0.83	3.08	9.02	13.85	8.18
All Public Thrift Median	90.97	74.51	16.46	11.88	3.93	0.80	3.09	4.64	10.15	3.27

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	96.04	80.81	15.22	16.95	4.11	0.69	3.42	(4.78)	6.77	(2.00)
Anchor Bancorp	95.74	77.49	18.25	13.17	4.85	1.23	3.62	(13.94)	1.39	(5.34)
First Federal of Northern Michigan Bancorp, Inc.	89.50	76.06	13.44	10.70	4.23	0.63	3.60	2.33	(3.03)	4.74
Georgetown Bancorp, Inc.	91.95	76.31	15.64	11.00	4.40	0.66	3.74	14.92	18.28	19.71
Hamilton Bancorp, Inc.	89.35	76.49	12.86	20.92	3.68	0.83	2.85	(7.71)	(10.25)	(7.30)
Poage Bankshares, Inc.	56.61	37.59	19.02	13.95	3.78	0.24	3.54	43.28	72.07	44.77
Polonia Bancorp, Inc.	92.28	84.19	8.09	13.51	4.08	1.21	2.87	7.96	19.74	1.50
State Investors Bancorp, Inc.	88.26	77.21	11.05	15.47	4.51	1.24	3.27	8.90	15.93	3.27
Wolverine Bancorp, Inc.	88.73	63.55	25.18	18.23	4.58	1.45	3.13	17.63	17.25	39.57
WVS Financial Corp.	94.08	83.50	10.58	10.35	1.99	0.53	1.46	7.78	(5.73)	0.95

* Comparative Group ratios for thrift subsidiary

(1) Financial data as of or for the last twelve months ended September 30, 2014.

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 6
Balance Sheet Composition
As of June 30, 2014

	As a Percent of Total Assets
	Cash &	Total	Real	Intang.	Other	Total	Borrowed	Other	Total	Total
	Securities	Loans	Estate	Assets	Assets	Deposits	Funds	Liabs.	Liabs.	Equity

Madison Bank of Maryland (1)	15.86	77.69	0.30	0.00	6.15	73.81	13.04	0.40	87.25	12.75

Comparative Group Average	29.23	65.39	0.30	0.15	4.93	69.91	14.68	1.07	85.65	14.35
Comparative Group Median	23.59	70.95	0.17	0.00	4.75	71.95	13.42	1.01	85.45	14.55

All Public Thrift Average	25.66	68.15	0.35	0.68	5.18	72.60	12.54	1.77	86.90	13.10
All Public Thrift Median	22.61	70.59	0.19	0.02	6.60	73.62	11.70	2.25	87.58	12.42

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	22.93	71.07	0.58	0.00	5.42	82.61	0.42	1.55	84.58	15.42
Anchor Bancorp	17.60	72.35	1.30	0.00	8.75	79.93	4.50	1.78	86.21	13.79
First Federal of Northern Michigan Bancorp, Inc.	31.93	61.63	0.37	0.00	6.07	76.89	11.45	0.67	89.01	10.99
Georgetown Bancorp, Inc.	10.83	85.60	0.00	0.00	3.57	68.21	19.22	1.35	88.77	11.23
Hamilton Bancorp, Inc.	44.31	48.17	0.23	0.94	6.35	79.38	0.00	0.75	80.13	19.87
Poage Bankshares, Inc.	24.26	70.13	0.14	0.58	4.89	75.68	8.21	0.69	84.57	15.43
Polonia Bancorp, Inc.	24.40	70.83	0.17	0.00	4.60	65.58	19.71	1.56	86.85	13.15
State Investors Bancorp, Inc.	17.30	79.02	0.01	0.00	3.66	59.54	24.22	0.93	84.69	15.31
Wolverine Bancorp, Inc.	12.30	85.51	0.18	0.00	2.01	65.50	15.40	1.09	81.98	18.02
WVS Financial Corp.	86.40	9.59	0.00	0.00	4.01	45.77	43.66	0.31	89.74	10.26

(1) Financial data as of or for the last twelve months ended September 30, 2014.

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 7
Regulatory Capital, Credit Risk, and Loan Composition
As of or For the Last Twelve Months Ended June 30, 2014

	Tier 1	Tier 1	Total						Other
	Leverage	Risk-	Risk-		Total			Resid.	Real Est.	Non-mtg.
	Capital	based	based	NPLs/	NPAs/	Resrvs./	Resrvs./	Mtgs./	Mtgs./	Loans/
	Ratio *	Capital *	Capital *	Loans	Assets	NPAs	Loans	Loans *	Loans *	Loans *

Madison Bank of Maryland (1)	12.73	21.82	23.08	8.57	7.23	17.99	1.63	80.90	19.09	0.01

Comparative Group Average	13.04	21.45	22.44	2.10	1.64	66.26	1.19	50.86	41.78	7.36
Comparative Group Median	13.98	21.54	22.69	1.78	1.35	40.68	1.02	53.01	39.20	7.38

All Public Thrift Average	12.44	19.54	20.65	2.56	2.03	60.78	1.27	39.33	37.06	23.60
All Public Thrift Median	11.99	17.45	18.71	2.01	1.54	46.48	1.18	39.52	37.06	23.42

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	13.95	21.44	22.70	2.00	2.02	51.96	1.46	39.96	55.22	4.82
Anchor Bancorp	14.00	16.77	18.02	5.11	5.07	23.42	1.62	22.02	69.58	8.40
First Federal of Northern Michigan Bancorp, Inc.	10.48	17.13	18.24	1.59	1.36	49.82	1.09	46.30	42.23	11.47
Georgetown Bancorp, Inc.	9.93	13.52	14.64	0.43	0.37	219.84	0.95	51.85	40.76	7.39
Hamilton Bancorp, Inc.	15.10	26.85	28.10	3.57	1.96	34.64	1.39	54.17	33.14	12.69
Poage Bankshares, Inc.	14.74	23.80	24.47	1.27	1.03	39.56	0.58	60.41	25.33	14.26
Polonia Bancorp, Inc.	11.35	21.63	22.51	1.65	1.34	34.35	0.65	90.25	8.28	1.47
State Investors Bancorp, Inc.	14.43	24.03	24.85	1.45	1.17	41.80	0.61	62.57	36.48	0.95
Wolverine Bancorp, Inc.	16.72	21.39	22.67	1.92	1.87	128.70	2.73	26.05	69.13	4.82
WVS Financial Corp.	9.71	27.95	28.20	2.03	0.20	38.55	0.78	55.00	37.64	7.36

* Comparative Group ratios for thrift subsidiary

(1) Financial data as of or for the last twelve months ended September 30, 2014.

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 8

Comparative Group Market Price and Ratio Change

Market Price Data as of September 2, 2014 and October 15, 2014

	9/2/14	10/15/14		9/2/14	10/15/14		9/2/14	10/15/14		9/2/14	10/15/14
	Closing	Closing		Price/	Price/		Price/	Price/		Price/	Price/
	Stock	Stock		LTM	LTM		Book	Book		Tang.	Tang.
	Price	Price	Change	EPS	EPS	Change	Value	Value	Change	Book	Book	Change
Company	($)	($)	(%)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Comparative Group Average	NA	NA	(0.2)	39.0	37.7	(2.0)	85.6	85.7	(0.2)	86.3	86.4	(0.2)
Comparative Group Median	NA	NA	0.5	36.8	37.2	0.2	87.4	88.9	0.5	89.0	90.3	0.5

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	15.80	16.10	1.9	38.5	39.3	1.9	97.9	99.7	1.9	97.9	99.7	1.9
Anchor Bancorp	19.41	20.98	8.1	NM	NM	NM	92.2	99.7	8.1	92.2	99.7	8.1
First Federal of Northern Michigan Bancorp, Inc.	5.89	5.02	(14.8)	58.9	50.2	(14.8)	70.3	59.9	(14.8)	70.3	59.9	(14.8)
Georgetown Bancorp, Inc.	16.00	15.90	(0.6)	27.6	27.4	(0.6)	98.5	97.9	(0.6)	98.5	97.9	(0.6)
Hamilton Bancorp, Inc.	13.59	13.28	(2.3)	NM	NM	NM	77.7	75.9	(2.3)	81.5	79.6	(2.3)
Poage Bankshares, Inc.	14.48	14.99	3.5	NM	NM	NM	84.8	87.8	3.5	88.2	91.3	3.5
Polonia Bancorp, Inc.	10.45	10.50	0.5	NM	NM	NM	90.2	90.6	0.5	90.2	90.6	0.5
State Investors Bancorp, Inc.	16.00	16.00	0.0	50.0	50.0	0.0	89.9	89.9	0.0	89.9	89.9	0.0
Wolverine Bancorp, Inc.	22.40	22.50	0.4	35.0	35.2	0.4	84.0	84.3	0.4	84.0	84.3	0.4
WVS Financial Corp.	10.90	11.00	0.9	24.2	24.4	0.9	70.6	71.2	0.9	70.6	71.2	0.9

Index Values
SNL All Public Thrift Index	722.1	682.4	(5.5)
SNL Thrift < $500M Assets	1,461.0	1,462.5	0.1
SNL Mid-Atlantic Thrift Index	2,885.7	2,687.8	(6.9)
SNL All OTCBB/Pink Thrift	209.4	220.7	5.4
S&P 500 Stock Index	2,002.3	1,862.5	(7.0)
Dow Jones Industial Average	17,067.6	16,141.7	(5.4)

Source: SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 9

Summary of Recent Standard Conversions

Transactions Completed Since January 1, 2012

						Pro Forma Ratios					After-Market Trading
					Gross	Price/	Price/	Price/		10/15/14	Price Change			Change
				Total	Offering	Book	Tang.	LTM	IPO	Closing	One	One	One	Thru
		Stock	Conv.	Assets	Proceeds	Value	Book	EPS	Price	Price	Day	Week	Month	10/15/14
Company	State	Exchange	Date	($Mil.)	($Mil.)	(%)	(%)	(x)	($)	($)	(%)	(%)	(%)	(%)

Standard — Average				427.6	52.3	61.7	62.4	29.7			16.0	15.8	14.5	35.1
Standard — Median				233.4	31.9	61.1	61.1	20.9			12.6	17.0	19.3	31.0

Average — OTC Conversions				118.7	10.0	60.2	60.9	28.5			6.5	7.1	4.3	18.8
Median — OTC Conversions				114.7	7.9	63.0	63.0	25.1			7.5	4.5	1.5	8.0

Standard Offerings
Pilgrim Bancshares, Inc.	MA	OTC Pink	10/13/14	166.3	21.8	73.3	73.3	50.0	10.00	10.80	11.5	8.0	NA	8.0
Entegra Financial Corp.	NC	NASDAQ	10/01/14	820.3	65.5	66.5	66.5	7.6	10.00	13.00	32.8	30.7	NA	30.0
Blue Hills Bancorp, Inc.	MA	NASDAQ	07/22/14	1,823.1	277.7	72.0	74.8	100.0	10.00	13.22	23.8	21.5	29.7	32.2
Sunshine Bancorp, Inc.	FL	NASDAQ	07/15/14	201.4	42.3	67.8	67.8	NM	10.00	11.89	20.3	19.0	19.3	18.9
Home Bancorp Wisconsin, Inc.	WI	OTCQB	04/24/14	114.7	9.0	64.6	64.6	NM	10.00	8.21	(3.9)	(7.4)	(17.5)	(17.9)
Edgewater Bancorp, Inc.	MI	OTCQB	01/17/14	119.5	6.7	52.7	55.0	NM	10.00	10.18	0.0	2.5	2.5	1.8
Coastway Bancorp, Inc.	RI	NASDAQ	01/15/14	380.5	48.3	72.2	72.2	NM	10.00	10.79	9.2	8.5	1.9	7.9
Quarry City Savings and Loan Association	MO	OTCQB	07/26/13	40.3	4.1	54.2	56.4	13.9	10.00	10.85	7.5	2.0	0.5	8.5
Sunnyside Bancorp, Inc.	NY	OTCQB	07/16/13	90.6	7.9	63.0	63.0	NM	10.00	9.80	5.0	4.5	0.1	(2.0)
Westbury Bancorp, Inc.	WI	NASDAQ	04/10/13	523.8	50.9	57.7	57.7	NM	10.00	14.91	35.2	35.1	33.3	49.1
Meetinghouse Bancorp, Inc.	MA	OTCQB	11/20/12	74.1	6.6	64.7	64.7	29.4	10.00	13.10	12.5	27.5	20.0	31.0
Hamilton Bancorp, Inc.	MD	NASDAQ	10/10/12	315.8	37.0	55.7	58.3	NM	10.00	13.28	19.0	17.0	12.5	32.8
Madison County Financial, Inc.	NE	NASDAQ	10/04/12	233.4	31.9	55.2	56.6	6.9	10.00	19.00	48.9	46.1	45.1	90.0
HomeTrust Bancshares, Inc.	NC	NASDAQ	07/11/12	1,564.4	211.6	59.7	59.7	NM	10.00	14.95	17.0	20.0	24.5	49.5
FS Bancorp, Inc.	WA	NASDAQ	07/10/12	300.8	32.4	61.1	61.1	25.6	10.00	16.80	0.1	0.7	2.1	68.0
Wellesley Bancorp, Inc.	MA	NASDAQ	01/26/12	274.4	22.5	59.7	59.7	12.6	10.00	18.60	20.0	20.9	22.9	86.0
West End Indiana Bancshares, Inc.	IN	OTCQB	01/11/12	225.2	13.6	49.1	49.1	20.9	10.00	20.25	12.6	12.5	20.0	102.5

Source: SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 10

Comparative Pro Forma Market Valuation Analysis

Madison Bank of Maryland and the Comparative Group

Computed from Market Price Data as of October 15, 2014

	Current	Total	Price/	Price/	Price/	Price/	Price/	Total	Tang.	Current
	Stock	Market	LTM	Core	Book	Tang.	Total	Equity/	Equity/	Dividend
	Price	Value	EPS	EPS	Value	Book	Assets	Assets	Assets	Yield
Company	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)

Madison Bank of Maryland(1)
Pro Forma Minimum	10.00	13.6	NM	NM	48.1	48.1	9.25	19.22	19.22	0.00
Pro Forma Midpoint	10.00	16.0	NM	NM	52.7	52.7	10.73	20.37	20.37	0.00
Pro Forma Maximum	10.00	18.4	NM	NM	56.6	56.6	12.16	21.48	21.48	0.00
Pro Forma Adj. Maximum	10.00	21.2	NM	NM	60.6	60.6	13.77	22.72	22.72	0.00

Comparative Group Average	NA	41.6	37.7	47.5	85.7	86.4	12.35	14.35	14.22	1.39
Comparative Group Median	NA	41.2	37.2	38.7	88.9	90.3	13.65	14.55	14.36	1.45

All Public Thrift Average(2)	NA	410.9	22.7	25.5	105.1	112.9	13.00	13.10	12.49	1.90
All Public Thrift Median(2)	NA	104.4	17.4	17.5	94.9	98.1	12.58	12.42	11.23	1.65

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	16.10	64.8	39.3	39.3	99.7	99.7	15.38	15.42	15.42	1.49
Anchor Bancorp	20.98	53.5	NM	124.9	99.7	99.7	13.75	13.79	13.79	NA
First Federal of Northern Michigan Bancorp, Inc.	5.02	18.7	50.2	38.1	59.9	59.9	6.59	10.99	10.99	1.59
Georgetown Bancorp, Inc.	15.90	29.1	27.4	27.4	97.9	97.9	10.99	11.23	11.23	1.07
Hamilton Bancorp, Inc.	13.28	45.3	NM	NM	75.9	79.6	15.07	19.87	19.11	NA
Poage Bankshares, Inc.	14.99	58.2	NM	40.9	87.8	91.3	13.55	15.43	14.93	1.33
Polonia Bancorp, Inc.	10.50	35.7	NM	NM	90.6	90.6	11.92	13.15	13.15	NA
State Investors Bancorp, Inc.	16.00	37.1	50.0	50.0	89.9	89.9	13.77	15.31	15.31	NA
Wolverine Bancorp, Inc.	22.50	51.3	35.2	35.2	84.3	84.3	15.19	18.02	18.02	NA
WVS Financial Corp.	11.00	22.6	24.4	24.1	71.2	71.2	7.30	10.26	10.26	1.45

(1)	Pro forma ratios assume sale of 100% of the to-be-outstanding common stock, reflecting gross proceeds of $13.6 million at the minimum, $16.0 million at the midpoint, $18.4 million at the maximum, and $21.2 million at the adjusted maximum of the valuation range.
(2)	Companies traded on a major exchange; excludes mutual holding companies and companies being acquired in announced merger transactions.

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 11

Pro Forma Assumptions for Conversion Stock Offering

1.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.

2.	The net offering proceeds are invested to yield a return of 0.58%, which represented the yield on two-year U.S. Treasury securities at September 30, 2014. The effective corporate income tax rate was assumed to be 39.45%, resulting in a net after-tax yield of 0.35%.

3.	It is assumed that 8.0% of the total shares of common stock to be sold in the offering will be acquired by the Bank’s employee stock ownership plan (“ESOP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a 15-year loan to the ESOP from the Company. No re-investment is assumed on proceeds used to fund the ESOP.

4.	It is assumed that that the Bank’s restricted stock plan (“RSP”) will purchase in the open market a number of shares equal to 4.0% of the total shares sold in the offering. Also, it is assumed that these shares are acquired at the initial public offering price of $10.00 per share. Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No re-investment is assumed on proceeds used to fund the RSP.

5.	It is assumed that an additional 10.0% of the total shares sold in the offering will be reserved for issuance by the Bank’s stock option plan. The pro forma net income has been adjusted to reflect the expense associated with the granting of options at an assumed options value of $3.86 per share. It is further assumed that options for all shares reserved under the plan were granted to plan participants at the beginning of the period, 25% of the options granted were non-qualified options for income tax purposes, the options would vest at a rate of 20% per year, and compensation expense will be recognized on a straight-line basis over the five-year vesting period

6.	The fair value of stock options has been estimated at $3.86 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0.00%; an expected option life of 10 years; a risk-free interest rate of 2.52%; and a volatility rate of 23.78% based on an index of publicly traded thrift institutions.

7.	Total offering expenses are estimated at $1,050,000.

8.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.

9.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 12

Pro Forma Conversion Valuation Range

Madison Bank of Maryland

Historical Financial Data as of September 30, 2014

(Dollars in Thousands, Except Per Share Data)

	Minimum	Midpoint	Maximum	Adj. Max.
Shares sold	1,360,000	1,600,000	1,840,000	2,116,000
Offering price	$10.00	$10.00	$10.00	$10.00
Gross proceeds	$13,600	$16,000	$18,400	$21,160
Less: estimated offering expenses	(1,050)	(1,050)	(1,050)	(1,050)
Net offering proceeds	12,550	14,950	17,350	20,110
Less: ESOP purchase	(1,088)	(1,280)	(1,472)	(1,693)
Less: RSP purchase	(544)	(640)	(736)	(846)
Net investable proceeds	$10,918	$13,030	$15,142	$17,571
Net Income:
Historical LTM ended 9/30/14	$(1,801)	$(1,801)	$(1,801)	$(1,801)
Pro forma income on net proceeds	38	46	53	61
Pro forma ESOP adjustment	(44)	(52)	(59)	(68)
Pro forma RSP adjustment	(66)	(78)	(89)	(103)
Pro forma option adjustment	(95)	(111)	(128)	(147)
Pro forma net income	$(1,968)	$(1,996)	$(2,024)	$(2,058)
Pro forma earnings per share	$(1.56)	$(1.35)	$(1.19)	$(1.05)
Core Earnings:
Historical LTM ended 9/30/14	$(1,742)	$(1,742)	$(1,742)	$(1,742)
Pro forma income on net proceeds	38	46	53	61
Pro forma ESOP adjustment	(44)	(52)	(59)	(68)
Pro forma RSP adjustment	(66)	(78)	(89)	(103)
Pro forma option adjustment	(95)	(111)	(128)	(147)
Pro forma core earnings	$(1,909)	$(1,937)	$(1,965)	$(1,999)
Pro forma core earnings per share	$(1.52)	$(1.31)	$(1.15)	$(1.02)
Total Equity	17,348	$17,348	$17,348	$17,348
Net offering proceeds	12,550	14,950	17,350	20,110
Less: ESOP purchase	(1,088)	(1,280)	(1,472)	(1,693)
Less: RSP purchase	(544)	(640)	(736)	(846)
Pro forma total equity	$28,266	$30,378	$32,490	$34,919
Pro forma book value	$20.78	$18.99	$17.66	$16.50
Tangible Equity	$17,348	$17,348	$17,348	$17,348
Net offering proceeds	12,550	14,950	17,350	20,110
Less: ESOP purchase	(1,088)	(1,280)	(1,472)	(1,693)
Less: RSP purchase	(544)	(640)	(736)	(846)
Pro forma tangible equity	$28,266	$30,378	$32,490	$34,919
Pro forma tangible book value	$20.78	$18.99	$17.66	$16.50
Total Assets	$136,116	$136,116	$136,116	$136,116
Net offering proceeds	12,550	14,950	17,350	20,110
Less: ESOP purchase	(1,088)	(1,280)	(1,472)	(1,693)
Less: RSP purchase	(544)	(640)	(736)	(846)
Pro forma total assets	$147,034	$149,146	$151,258	$153,687
Pro Forma Ratios:
Price / LTM EPS	NM	NM	NM	NM
Price / Core EPS	NM	NM	NM	NM
Price / Book Value	48.1%	52.7%	56.6%	60.6%
Price / Tangible Book Value	48.1%	52.7%	56.6%	60.6%
Price / Total Assets	9.25%	10.73%	12.16%	13.77%
Total Equity / Assets	19.22%	20.37%	21.48%	22.72%
Tangible Equity / Assets	19.22%	20.37%	21.48%	22.72%

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 13

Pro Forma Conversion Analysis at the Maximum Valuation

Madison Bank of Maryland

Historical Financial Data as of September 30, 2014

Valuation Parameters	Symbol	Data
Net income — LTM	Y	$-1,801,000
Core earnings — LTM	Y	-1,742,000
Net worth	B	17,348,000
Tangible net worth	B	17,348,000
Total assets	A	136,116,000
Expenses in conversion	X	1,050,000
Other proceeds not reinvested	O	2,208,000
ESOP purchase	E	1,472,000
ESOP expense (pre-tax)	F	97,432
RSP purchase	M	736,000
RSP expense (pre-tax)	N	146,974
Stock option expense (pre-tax)	Q	142,048
Option expense tax-deductible	D	25.00%
Re-investment rate (after-tax)	R	0.35%
Tax rate	T	39.45%
Shares for EPS	S	92.53%

Pro Forma Valuation Ratios at Maximum Value
Price / LTM EPS	P/E	NM	x
Price / Core EPS	P/E	NM	x
Price / Book Value	P/B	56.63%
Price / Tangible Book	P/TB	56.63%
Price / Assets	P/A	12.16%

Pro Forma Calculation at Maximum Value				Based on

V =	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T)))	=	$18,400,000	[LTM earnings]
	1 - (P/E / S) * R

V =	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T))	=	$18,400,000	[Core earnings]
	1 - (P/E / S) * R

V =	P/B * (B - X - E - M)	=	$18,400,000	[Book value]
	1 - P/B

V =	P/TB * (B - X - E - M)	=	$18,400,000	[Tangible book]
	1 - P/TB

V =	P/A * (B - X - E - M)	=	$18,400,000	[Total assets]
	1 - P/A

Pro Forma Valuation Range
Minimum =	$16,000,000	x	0.85	=	$13,600,000
Midpoint =	$16,000,000	x	1.00	=	$16,000,000
Maximum =	$16,000,000	x	1.15	=	$18,400,000
Adj. Max. =	$18,400,000	x	1.15	=	$21,160,000

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 14

Comparative Valuation Ratio Differential

Pro Forma Conversion Valuation

Computed from Market Price Data as of October 15, 2014

			Comparative		All Public
Valuation		Madison	Group		Thrifts (1)
Ratio	Symbol	Bank	Average	Median	Average	Median

Price / LTM EPS	P/E		37.7	37.2	22.7	17.4
Minimum	(x)	NM	NA	NA	NA	NA
Midpoint		NM	NA	NA	NA	NA
Maximum		NM	NA	NA	NA	NA
Adj. Maximum		NM	NA	NA	NA	NA

Price / Core EPS	P/E		47.5	38.7	25.5	17.5
Minimum	(x)	NM	NA	NA	NA	NA
Midpoint		NM	NA	NA	NA	NA
Maximum		NM	NA	NA	NA	NA
Adj. Maximum		NM	NA	NA	NA	NA

Price / Book Value	P/B		85.7	88.9	105.1	94.9
Minimum	(%)	48.1	-43.8%	-45.8%	-54.2%	-49.3%
Midpoint		52.7	-38.5%	-40.7%	-49.9%	-44.5%
Maximum		56.6	-33.9%	-36.3%	-46.1%	-40.4%
Adj. Maximum		60.6	-29.3%	-31.8%	-42.3%	-36.2%

Price / Tangible Book	P/TB		86.4	90.3	112.9	98.1
Minimum	(%)	48.1	-44.3%	-46.7%	-57.4%	-51.0%
Midpoint		52.7	-39.1%	-41.7%	-53.3%	-46.3%
Maximum		56.6	-34.5%	-37.3%	-49.8%	-42.3%
Adj. Maximum		60.6	-29.9%	-32.9%	-46.3%	-38.2%

Price / Total Assets	P/A		12.4	13.6	13.0	12.6
Minimum	(%)	9.2	-25.1%	-32.2%	-28.8%	-26.4%
Midpoint		10.7	-13.1%	-21.4%	-17.5%	-14.7%
Maximum		12.2	-1.5%	-10.9%	-6.4%	-3.3%
Adj. Maximum		13.8	11.5%	0.9%	5.9%	9.5%

(1) Excludes companies subject to MHC ownership or pending acquisition.